SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 26, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: November 30, 2012

Eni: agreements signed with Amorim Energia for the sale of the stake in Galp Energia amended

San Donato Milanese (Milan), November 26, 2012 - Eni SpA ("Eni") and Amorim Energia BV ("Amorim Energia") have made certain amendments to the terms and conditions of one of the agreements entered into on March 29, 2012 and disclosed to the market on the same date related to the sale of the Eni’s stake in Galp Energia.

Following the amendments, the call option of Amorim Energia in relation to shares representing up to 5% of the share capital of Galp Energia has been renewed until December 31, 2013.

At the same time, Eni shall have additional flexibility as regards the terms and conditions of the disposal of the stake owned.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com